UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

May 13, 2020

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Semaglutide 2.4 mg demonstrates superior and sustained weight loss versus placebo and in addition a 17.4% weight loss after 68 weeks in STEP 4 trial

Bagsværd, Denmark, 13 May 2020 – Novo Nordisk today announced headline results from STEP 4, the first completed phase 3a trial in the STEP programme. STEP 4 is a randomised, double-blind, multicentre, placebo-controlled, withdrawal trial exploring sustained weight management with semaglutide vs placebo. The 68-week trial investigated the effect of once-weekly subcutaneous (sc) semaglutide 2.4 mg on body weight in 902 people with obesity or overweight with comorbidities. After the 20-week run-in period, the 803 people reaching the target dose of semaglutide 2.4 mg had reduced their mean body weight from 107.2 kg to 96.1 kg and were randomised to continued treatment with either once-weekly sc semaglutide 2.4 mg or placebo for 48 weeks.

The trial achieved its primary objective by demonstrating that in all people randomised1, continued treatment with sc semaglutide 2.4 mg for 48 weeks (after the run-in period) resulted in an additional mean weight loss of 7.9%, from a mean baseline body weight at randomisation of 96.1 kg, whereas people on placebo regained 6.9% of the body weight. The treatment difference was statistically significant. People who received sc semaglutide 2.4 mg for 68 weeks (run-in period plus 48 weeks) achieved a total weight loss of 17.4%.

When evaluating the effects of treatment if taken as intended2, people who continued treatment with sc semaglutide 2.4 mg achieved an additional mean weight loss of 8.8% whereas people on placebo regained 6.5%. The treatment difference was statistically significant. People who stayed on sc semaglutide 2.4 mg for 68 weeks achieved a weight loss of 18.2%.

In the trial, sc semaglutide 2.4 mg appeared to have a safe and well-tolerated profile. The most common adverse events among people treated with sc semaglutide 2.4 mg

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1 Based on the treatment policy estimand (primary statistical approach): treatment effect regardless of treatment adherence or initiation of other anti-obesity therapies

2 Based on the trial product estimand (secondary statistical approach): treatment effect if all people adhered to treatment and did not initiate other anti-obesity therapies were gastrointestinal events. As seen previously with GLP-1 receptor agonists, most events were transient and mild or moderate in severity.

“Achieving sustained weight loss without medical therapy is known to be very challenging. STEP 4 shows that people continuing treatment with semaglutide achieved a further substantial weight loss while people switching to placebo, on the other hand, regained a significant amount of weight,” said Mads Krogsgaard Thomsen, executive vice president and chief science officer of Novo Nordisk and continues, “this highlights that obesity is a chronic disease requiring sustained treatment, and we look forward to sharing additional results from the ongoing STEP programme”.

About obesity and sc semaglutide 2.4 mg for weight management

Obesity is a chronic disease that requires long-term management. It is associated with many serious health consequences and decreased life expectancy. Obesity-related complications are numerous and include type 2 diabetes, heart disease, obstructive sleep apnoea, chronic kidney disease, non-alcoholic fatty liver disease and cancer.

Once-weekly sc semaglutide 2.4 mg is being investigated by Novo Nordisk as a treatment for adults with obesity. Semaglutide is an analogue of the human glucagon- like peptide-1 (GLP-1) hormone. It induces weight loss by reducing hunger, increasing feelings of fullness and thereby helping people eat less and reduce their calorie intake.

About the STEP clinical programme

STEP (Semaglutide Treatment Effect in People with obesity) is a phase 3 clinical development programme with once-weekly sc semaglutide 2.4 mg in obesity. The global clinical phase 3a programme consists of 4 trials, having enrolled approximately 4,500 adults with overweight or obesity.

STEP 1 – a 68-week safety and efficacy trial of sc semaglutide 2.4 mg versus placebo in 1,961 adults with obesity or overweight.

STEP 2 – a 68-week safety and efficacy trial of sc semaglutide 2.4 mg versus placebo and once-weekly sc semaglutide 1.0 mg in 1,210 adults with type 2 diabetes and either obesity or overweight.

STEP 3 - a 68-week safety and efficacy trial of sc semaglutide 2.4 mg versus placebo in combination with intensive behavioural treatment in 611 adults with obesity or overweight.

STEP 4 – a 68-week safety and efficacy trial of sc semaglutide 2.4 mg versus placebo in 803 adults with obesity or overweight who have reached the target dose of 2.4 mg after a 20-week run-in.

Novo Nordisk is a leading global healthcare company, founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat diabetes and other serious chronic diseases such as obesity and rare blood and endocrine disorders. We do so by pioneering scientific breakthroughs, expanding access to our medicines and working to prevent and ultimately cure disease. Novo Nordisk employs about 43,100 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn, YouTube.

Further information

Media:
Mette Kruse Danielsen	+45 3079 3883	mkd@novonordisk.com
Ken Inchausti (US)	+1 609 240 9429	kiau@novonordisk.com

Investors:
Daniel Muusmann Bohsen	+45 3075 2175	dabo@novonordisk.com
Valdemar Borum Svarrer	+45 3079 0301	jvls@novonordisk.com
Ann Søndermølle Rendbæk	+45 3075 2253	arnd@novonordisk.com
Mark Joseph Root	+45 3079 4211	mjhr@novonordisk.com
Kristoffer Due Berg (US)	+1 609 235 2989	krdb@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 34 / 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: May 13, 2020	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer